EXHIBIT 99.1
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                            ABITIBI-CONSOLIDATED INC.

                             MATERIAL CHANGE REPORT

                   FORM 27 - SECURITIES ACT (BRITISH COLUMBIA)
                       FORM 27 - SECURITIES ACT (ALBERTA)
                  FORM 25 - SECURITIES ACT 1988 (SASKATCHEWAN)
                     SECTION 112 - SECURITIES ACT (MANITOBA)
                       FORM 27 - SECURITIES ACT (ONTARIO)
                  SECTION 76(2) - SECURITIES ACT (NEWFOUNDLAND)
                     FORM 27 - SECURITIES ACT (NOVA SCOTIA)



1.       REPORTING ISSUER

         Abitibi-Consolidated Inc. ("ACI")
         1155 Metcalfe Street
         Suite 800
         Montreal, Quebec
         H3B 5H2

2.       DATE OF MATERIAL CHANGE

         February 10, 2004.

3.       PRESS RELEASE

         A press release was issued on February 10, 2004 from Montreal, Quebec (a copy of which is attached).

4.       SUMMARY OF MATERIAL CHANGE

         ACI announced that SFK Pulp Fund ("the Fund") will be issuing 14,812,500 units of the Fund on a bought deal basis for gross proceeds of approximately $118.5 million, before commissions and expenses, and that net proceeds of the offering will be used by the Fund to purchase ACI's remaining interest in SFK Pulp General Partnership.

5.       FULL DESCRIPTION OF MATERIAL CHANGE

         See press release.

6.       CONFIDENTIALITY

         This report is not being filed on a confidential basis.

7.       OMITTED INFORMATION

         None.

8.       SENIOR OFFICER

         For further information, please contact Jacques P. Vachon, Senior Vice-President, Corporate Affairs and Secretary, at (514) 394-2296.

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9.       STATEMENT OF SENIOR OFFICER

         The foregoing accurately discloses the material change referred to herein.

         DATED at Montreal, Quebec this 12th day of February 2004.



                                    /s/ Jacques P. Vachon
                                    -------------------------------------------
                                    JACQUES P. VACHON
                                    SENIOR VICE-PRESIDENT, CORPORATE AFFAIRS AND
                                    SECRETARY